SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

   In the matter of                           )
                                              )
EASTERN UTILITIES ASSOCIATES                  )
Boston, Massachusetts                         )
                                              )
EUA COGENEX CORPORATION                       ) Certificate of
Lowell, Massachusetts                         ) Notification
                                              ) Pursuant to
                                              ) Rule 24
   (70-7287)                                  )
                                              )
(Public Utility Holding Company Act of 1935)  )


   Enclosed herewith for filing by Eastern Utilities Associates and its wholly-owned subsidiary, EUA Cogenex Corporation, in accordance with the Order of the Securities and Exchange Commission entered in the above matter on February 15, 1995 (Release No. 35-26232) and pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, are the consolidated and consolidating balance sheet, income statement, and statement of cash flows of EUA Cogenex for the quarter ended March 31, 1999 and such other information required to be filed by said order.

                                 EASTERN UTILITIES ASSOCIATES

                                 By: /s/ Clifford J. Hebert, Jr.
                                     Clifford J. Hebert, Jr.
                                     Treasurer


                                 EUA COGENEX CORPORATION

                                 By: /s/ Edward T. Liston
                                     Edward T. Liston
                                     President

August 13, 1999

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
March 31, 1999

ASSETS
                                                                                                                   EUA
                                                       EUA                           EUA            EUA         Day Matrix
                                                     Cogenex                       Cogenex          Day        (fka Day I & II)
                                                   Consolidated   Elimination     (Division)     (Division)     (Division)

Utility Plant and Other Investments:
   Utility plant in service                             $              $              $              $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                             102,616,631                    51,896,224      3,152,587      1,150,027
   Less accumulated provision for depreciation       52,102,305                    29,202,962      1,001,906        731,421
   Net non-utility property                          50,514,326                    22,693,262      2,150,681        418,606
   Investments in subsidiaries (at equity)              516,949     40,542,056     41,059,005
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                                  26,268,364                    23,297,790
   Leases receivable                                 14,329,975                     9,610,565
   Other                                             11,348,504                     5,945,984
   Total Utility Plant and Other Investments        102,978,118     40,542,056    102,606,606      2,150,681        418,606
Current Assets:
   Cash and temporary cash investments                4,934,599                       407,593      1,547,524
   Notes receivable                                  12,535,292     13,550,986     24,790,544      2,650,148
   Leases receivable                                  1,972,687                     1,188,198
   Accounts receivable - Net:
       Customers                                     13,164,750                     6,567,547      1,673,406
       Accrued unbilled revenue
       Others                                        11,336,646                     8,726,766          4,395           (292)
   Accounts receivable - associated companies         1,064,876     10,028,825      8,938,893        549,535
      Materials and supplies (at average cost):

     Plant materials and operating supplies             834,016                        15,354        193,974        497,311
   Other current assets                               2,109,574      1,878,227      3,873,129         63,623
       Total Current Assets                          47,952,440     25,458,038     54,508,024      6,682,605        497,019
Deferred Debits:
   Unamortized debt expense                             236,919                       236,919
   Unrecovered regulatory plant costs
   Other deferred debits                              3,499,637                     2,145,590         18,724
       Total Deferred Debits                          3,736,556                     2,382,509         18,724
   Total Assets                                    $154,667,114    $66,000,094   $159,497,139     $8,852,010       $915,625


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
March 31, 1999


ASSETS (continued)
                                                                                                    EUA
                                                       EUA            EUA            EUA          COGENEX          EUA
                                                       NEM          Cogenex        Citizens         WEST           MUPA
                                                       Inc.          Canada      Corporation    Corporation   (Partnership)
Utility Plant and Other Investments:
   Utility plant in service                          $              $              $              $              $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                               8,493,365         11,469      4,476,330      1,609,157
   Less accumulated provision for depreciation        4,131,294            615      1,149,829        717,518
   Net non-utility property                           4,362,071         10,854      3,326,501        891,639
   Investments in subsidiaries (at equity)
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                                                    (34,319)                    2,845,721
   Leases receivable                                                                               1,940,266
   Other                                                                20,420        131,082      4,761,778
   Total Utility Plant and Other Investments          4,362,071         (3,045)     3,457,583     10,439,404
Current Assets:
   Cash and temporary cash investments                  799,989        244,324        (56,053)       347,560
   Notes receivable                                                     32,834                    (1,502,405)
   Leases receivable                                                                                 144,770
   Accounts receivable - Net:
       Customers                                        889,319        301,740      1,446,627        392,476
       Accrued unbilled revenue
       Others                                          (265,563)        35,777        658,311        549,754
   Accounts receivable - associated companies                                          68,180        127,027
      Materials and supplies (at average cost):

     Plant materials and operating supplies                                                          127,377
   Other current assets                                                    428          9,756         40,865
       Total Current Assets                           1,423,745        615,103      2,126,821        227,424
Deferred Debits:
   Unamortized debt expense
   Unrecovered regulatory plant costs
   Other deferred debits                              1,035,684         17,559        245,278         32,343          3,978
       Total Deferred Debits                          1,035,684         17,559        245,278         32,343          3,978
   Total Assets                                      $6,821,500       $629,617     $5,829,682    $10,699,171         $3,978


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
March 31, 1999

ASSETS (continued)

                                                           EUA            EUA            EUA            EUA
                                                        WestCoast        FRC II         EC&S I        EC&S II
                                                      (Partnership)  (Partnership)  (Partnership)  (Partnership)

Utility Plant and Other Investments:
   Utility plant in service                                 $              $              $              $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                                   2,038,920         77,490     11,573,265     18,137,797
   Less accumulated provision for depreciation            1,980,650         77,490      3,378,836      9,729,784
   Net non-utility property                                  58,270                     8,194,429      8,408,013
   Investments in subsidiaries (at equity)
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                                                                       159,172
   Leases receivable                                                                    1,073,669      1,705,475
   Other                                                     29,331                       400,257         59,652
   Total Utility Plant and Other Investments                 87,601                     9,827,527     10,173,140
Current Assets:
   Cash and temporary cash investments                      177,943         52,909        276,433      1,136,377
   Notes receivable                                         101,476                        13,681
   Leases receivable                                                                      131,199        508,520
   Accounts receivable - Net:
       Customers                                                                        1,180,555        713,080
       Accrued unbilled revenue
       Others                                               735,789                       167,208        724,501
   Accounts receivable - associated companies                                             285,607      1,124,459
      Materials and supplies (at average cost):

     Plant materials and operating supplies
   Other current assets
       Total Current Assets                               1,015,208         52,909      2,054,683      4,206,937
Deferred Debits:
   Unamortized debt expense
   Unrecovered regulatory plant costs
   Other deferred debits                                                                      481
       Total Deferred Debits                                                                  481
   Total Assets                                          $1,102,809        $52,909    $11,882,691    $14,380,077



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
March 31, 1999



LIABILITIES                                                                                                   EUA
                                                       EUA                         EUA           EUA       Day Matrix
                                                     Cogenex                     Cogenex         Day      (fka Day I & II)
                                                   Consolidated Elimination    Corporation    (Division)   (Division)

Capitalization:
   Common equity                                    $47,580,877  $15,431,372    $48,551,836    $1,869,819  ($2,752,077)
   Non-redeemable preferred stock of subsidiaries
   Redeemable preferred stock of
     subsidiaries - net                                      75
   Preferred stock redemption cost
   Partnerships' capital                                          25,120,684
   Long-term debt - net                              76,600,000                  76,600,000
     Total Capitalization                           124,180,952   40,552,056    125,151,836     1,869,819   (2,752,077)
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year                 6,700,000                   6,700,000
   Notes payable                                     16,426,368   13,550,986     16,480,000     1,672,073    3,326,683
   Accounts payable                                   1,096,168                     129,791       781,766
   Accounts payable - associated companies            1,393,408   10,028,825      3,520,631     3,845,016      263,978
   Customer deposits
   Taxes accrued                                         66,686                      11,873        15,826
   Interest accrued                                     324,073    1,878,227        324,073       501,225       77,041
   Dividends declared
   Other current liabilities                          5,587,923                   4,425,588        18,750
     Total Current Liabilities                       31,594,626   25,458,038     31,591,956     6,834,656    3,667,702
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                             3,173,480      (10,000)     2,910,175       147,535
     Total Deferred Credits                           3,173,480      (10,000)     2,910,175       147,535
Accumulated deferred taxes                           (4,281,944)                   (156,828)
Commitments and contingencies
  Total Liabilities and Capitalization             $154,667,114  $66,000,094   $159,497,139    $8,852,010     $915,625

   ( ) Denotes Contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
March 31, 1999



LIABILITIES (continued)                                                                          EUA
                                                   EUA            EUA            EUA          COGENEX          EUA
                                                   NEM          Cogenex        Citizens         WEST           MUPA
                                                   Inc.          Canada      Corporation    Corporation   (Partnership)

Capitalization:
   Common equity                                 $9,611,983       $710,517       $499,358     $4,520,813
   Non-redeemable preferred stock of sub.
   Redeemable preferred stock of
     subsidiaries - net                                                                75
   Preferred stock redemption cost
   Partnerships' capital                                                                                          3,949
   Long-term debt - net
     Total Capitalization                         9,611,983        710,517        499,433      4,520,813          3,949
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year
   Notes payable                                    150,000        (52,320)     3,723,659      4,677,259
   Accounts payable                                   1,008        (95,986)        65,848        181,466
   Accounts payable - associated companies          436,092       (162,178)       654,231      1,228,533             29
   Customer deposits
   Taxes accrued                                                    33,739            163          5,085
   Interest accrued                                                               495,135        804,826
   Dividends declared
   Other current liabilities                                       130,392        192,628        178,205
     Total Current Liabilities                      587,100       (146,353)     5,131,664      7,075,374             29
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                                (8)        65,453         48,976            134
     Total Deferred Credits                              (8)        65,453         48,976            134
Accumulated deferred taxes                       (3,377,575)                      149,609       (897,150)
Commitments and contingencies
  Total Liabilities and Capitalization           $6,821,500       $629,617     $5,829,682    $10,699,171         $3,978


( ) Denotes Contra

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
March 31, 1999



LIABILITIES (continued)
                                                        EUA            EUA            EUA            EUA
                                                     WestCoast        FRC II         EC&S I        EC&S II
                                                   (Partnership)  (Partnership)  (Partnership)  (Partnership)

Capitalization:
   Common equity
   Non-redeemable preferred stock of subsidiaries
   Redeemable preferred stock of
     subsidiaries - net
   Preferred stock redemption cost
   Partnerships' capital                               1,028,958         52,909     11,381,394     12,653,474
   Long-term debt - net
     Total Capitalization                              1,028,958         52,909     11,381,394     12,653,474
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year
   Notes payable
   Accounts payable                                                                        284         31,991
   Accounts payable - associated companies                49,911                       279,772      1,306,218
   Customer deposits
   Taxes accrued
   Interest accrued
   Dividends declared
   Other current liabilities                              23,940                       227,200        391,220
     Total Current Liabilities                            73,851                       507,256      1,729,429
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                                                               (5,959)        (2,826)
     Total Deferred Credits                                                             (5,959)        (2,826)
Accumulated deferred taxes
Commitments and contingencies
  Total Liabilities and Capitalization                $1,102,809        $52,909    $11,882,691    $14,380,077


( ) Denotes Contra

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31,1999
                                                                                                               EUA
                                                   EUA                           EUA            EUA         Day Matrix
                                                 Cogenex                       Cogenex          Day         (fka Day
                                               Consolidated   Elimination    Corporation     (Division)     (Division)
Operating Revenues                               $9,520,751                    $3,710,938     $1,576,679        $22,027
Operating Expenses:
   Operation                                      7,001,522                     2,974,636      1,453,583        370,688
   Maintenance                                      211,946                        48,976
   Depreciation and amortization                  2,727,892                     1,458,922         30,107         57,502
   Taxes - Other than income                        229,627                       106,506         75,879            322
              - Income (credit)                    (379,330)                     (557,838)
              - Deferred                             52,383                       (16,028)
      Total Operating Expenses                    9,844,040                     4,015,174      1,559,569        428,512
         Operating Income                          (323,289)                     (304,236)        17,110       (406,485)
Other Income and Deductions:
   Interest and dividend income                   1,525,852        166,631      1,490,171
   Equity in earnings of jointly-
     owned companies                                               401,888        401,888
   Allowance for other funds used during
     construction
   Other (deductions) income - net                   (6,882)                       43,020
  Total Other Income                              1,518,970        568,519      1,935,079
       Income (Loss) Before Interest Charges      1,195,681        568,519      1,630,843         17,110       (406,485)
Interest Charges:
   Interest on long-term debt                     1,774,088                     1,774,088
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)                              248,759        166,631        246,799         21,922          9,004
   Allowance for borrowed funds used during
     construction - (credit)                        (46,823)                      (30,000)
       Total Interest Charges                     1,976,024        166,631      1,990,887         21,922          9,004
         Net Income (Loss) before preferred
                   return                          (780,343)       401,888       (360,044)        (4,812)      (415,489)
Preferred Return Requirement
         Net (Loss) Income                        ($780,343)      $401,888      ($360,044)       ($4,812)     ($415,489)


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS    (continued)
FOR THE THREE MONTHS ENDED MARCH 31,1999

                                                                                                 EUA
                                                    EUA            EUA            EUA          COGENEX          EUA
                                                    NEM          Cogenex        Citizens         WEST           MUPA
                                                    Inc.          Canada      Corporation    Corporation   (Partnership)

Operating Revenues                                  $902,936                    $1,632,910       $810,807
Operating Expenses:
   Operation                                          21,940         28,245      1,334,923        766,987
   Maintenance                                         4,698                        (2,439)         9,696
   Depreciation and amortization                     141,723          2,173        144,141        141,698         (3,978)
   Taxes - Other than income                                          1,122         30,581         15,217
              - Income (credit)                      179,972          2,956         36,654        (41,074)
              - Deferred                              76,946                                       (8,535)
      Total Operating Expenses                       425,279         34,496      1,543,860        883,989         (3,978)
         Operating Income                            477,657        (34,496)        89,050        (73,182)         3,978
Other Income and Deductions:
   Interest and dividend income                                       2,427                        75,257
   Equity in earnings of jointly-
     owned companies
   Allowance for other funds used during
     construction
   Other (deductions) income - net                                   35,682           (100)       (52,685)
     Total Other Income                                              38,109           (100)        22,572
       Income (Loss) Before Interest Charges         477,657          3,613         88,950        (50,610)         3,978
Interest Charges:
   Interest on long-term debt
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)                                                              44,522         93,143
   Allowance for borrowed funds used during
     construction - (credit)                                                        (9,323)        (7,500)
       Total Interest Charges                                                       35,199         85,643
         Net Income (Loss) before preferred return   477,657          3,613         53,751       (136,253)         3,978
Preferred Return Requirement
         Net (Loss) Income                          $477,657         $3,613        $53,751      ($136,253)        $3,978

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS    (continued)
FOR THE THREE MONTHS ENDED MARCH 31,1999


                                                       EUA            EUA            EUA            EUA
                                                    WestCoast        FRC II         EC&S I        EC&S II
                                                  (Partnership)  (Partnership)  (Partnership)  (Partnership)

Operating Revenues                                      $44,687                      $375,686       $444,081
Operating Expenses:
   Operation                                                                           28,254         22,266
   Maintenance                                            6,253                        57,095         87,667
   Depreciation and amortization                         41,855                       200,125        513,624
   Taxes - Other than income
              - Income (credit)
              - Deferred
      Total Operating Expenses                           48,108                       285,474        623,557
         Operating Income                                (3,421)                       90,212       (179,476)
Other Income and Deductions:
   Interest and dividend income                          13,983                        34,269         76,376
   Equity in earnings of jointly-
     owned companies
   Allowance for other funds used during
     construction
   Other (deductions) income - net                                                       (306)       (32,493)
     Total Other Income                                  13,983                        33,963         43,883
       Income (Loss) Before Interest Charges             10,562                       124,175       (135,593)
Interest Charges:
   Interest on long-term debt
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)
   Allowance for borrowed funds used during
     construction - (credit)
       Total Interest Charges
         Net Income (Loss) before preferred return       10,562                       124,175       (135,593)
Preferred Return Requirement
         Net (Loss) Income                              $10,562                      $124,175      ($135,593)

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31,1999

                                                                                                                    EUA
                                                             EUA                          EUA           EUA       Day Matrix
                                                           Cogenex                       Cogenex        Day     (fka Day I & II)
                                                         Consolidated   Elimination   Corporation    (Division)   (Division)
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                           ($780,343)     $401,888     ($360,044)      ($4,812)    ($415,489)
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                           2,965,226                   1,696,256        30,107        57,502
    Deferred taxes                                             52,383                     (16,028)
    Gains on sales of investments in energy savings
       projects paid for with notes and leases receiv.        (53,908)                    (53,908)
    Costs of energy savings cash sales type projects        2,231,558                   1,328,245
    Pension liability                                           4,743                       4,743
    Amortization of deferred revenues
    Collections of prin port of project notes and
              leases receivable                             2,655,201                     675,899
    Undistributed Equity earnings of subsidiaries                           699,544       699,544
    Other - net                                              (809,238)    2,173,875     1,866,108      (442,727)
Net Changes to Working Capital:
    Accounts receivable                                       772,617      (837,849)   (1,200,902)      376,021
    Materials and supplies                                     (6,706)                                    3,900       (10,605)
    Accounts payable                                         (148,650)      890,761      (371,690)      986,012        33,975
    Accrued taxes                                               3,961            (3)        6,190         1,369
    Accrued interest                                         (863,724)      166,631      (863,724)       21,922         9,004
    Other - net                                               162,707      (166,635)       64,786       (40,344)
    Net Cash Provided from (Used in) Operating Act.         6,185,827     3,328,213     3,475,475       931,448      (325,613)
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy
             savings projects                              (5,972,065)                 (4,797,624)     (614,053)
    Collections on financing notes and
             leases receivable                              2,420,486                   2,420,486
    Proceeds from sale of Assets
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing Act.       (3,551,579)                 (2,377,138)     (614,053)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt                                      (800,000)                   (800,000)
          Premium on reacquisition and financing expenses
         Dividends declared
      Capital contribution - EUA
      Partner's contribution(withdrawal)                                 (1,154,340)
     Net increase (decrease) in short-term debt               317,929    (2,173,873)      320,000      (128,986)      325,613
     Net Cash Provided from (Used in) Financing Activities   (482,071)   (3,328,213)     (480,000)     (128,986)      325,613
NET (DECREASE) INCREASE IN CASH                             2,152,177                     618,337       188,409
Cash and temporary cash investments at beginning of yr.     2,782,421                    (210,746)    1,359,116
Cash and temporary cash investments at end of year         $4,934,598                    $407,591    $1,547,525
Cash paid during the year for:
         Interest (net of amounts capitalized)             $2,814,563                  $2,814,563
Income Taxes                                                  $68,881                     $28,308
Conversion of investments in energy savings projects
       to notes and leases receivable
( ) Denotes contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (continued)
FOR THE THREE MONTHS ENDED MARCH 31,1999


                                                         EUA            EUA            EUA            EUA       EUA
                                                         NEM          Cogenex        Citizens     Cogenex West  MUPA
                                                         Inc           Canada      Corporation    Corporation   (Partnership)
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                        $477,657         $3,613        $53,751      ($136,253)        $3,978
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                         141,723          2,173        144,141        141,698         (3,978)
    Deferred taxes                                         76,946                                       (8,535)
    Gains on sales of investments in energy savings

       projects paid for with notes and leases receivable
    Costs of energy savings cash sales type projects                                                   564,380
    Pension liability
    Amortization of deferred revenues
    Collections of prin port of project notes & leases rec.               11,542                     1,802,615
    Undistributed Equity earnings of subsidiaries
    Other - net                                                 1        (11,610)         7,108         28,616         11,574
Net Changes to Working Capital:
    Accounts receivable                                    74,542        (35,683)      (180,758)       488,959        (15,552)
    Materials and supplies
    Accounts payable                                       11,002         11,991        (67,541)        91,756          3,978
    Accrued taxes                                                           (437)           (16)        (3,148)
    Accrued interest                                                                     44,522         91,183
    Other - net                                                          (48,494)       (30,401)        51,359         23,749
    Net Cash Provided from (Used in) Operating Act.       781,871        (66,905)       (29,194)     3,112,630         23,749
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings proj.                  (5,815)       (59,349)      (545,286)
    Collections on financing notes and leases receivable
    Proceeds from sale of Assets
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing Activities                (5,815)       (59,349)      (545,286)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
             Premium on reacquisition and financing expenses
         Dividends declared
      Capital contribution - EUA
      Partner's contribution(withdrawal)                                                                              (23,749)
     Net increase (decrease) in short-term dbet                                           5,000     (2,377,571)
     Net Cash Provided from (Used in) Financing Activities                                5,000     (2,377,571)       (23,749)
NET (DECREASE) INCREASE IN CASH                           781,871        (72,720)       (83,543)       189,773
Cash and temporary cash investments at beginning of yr.    18,120        317,043         27,488        157,788
Cash and temporary cash investments at end of year       $799,991       $244,323       ($56,055)      $347,561
Cash paid during the year for:
       Interest (net of amounts capitalized)
       Income Taxes                                          $456                       $32,236         $7,881
Conversion of investments in energy savings projects
       to notes and leases receivable
( ) Denotes contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (continued)
FOR THE THREE MONTHS ENDED MARCH 31,1999

                                                                       EUA            EUA            EUA            EUA
                                                                    WestCoast       FRC II         EC&S I         EC&S II
                                                                   (Partnership)  (Partnership)  (Partnership)  (Partnership)
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                                     $10,562                      $124,175      ($135,593)
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                                      41,855                       200,125        513,624
    Deferred taxes
    Gains on sales of investments in energy savings
       projects paid for with notes and leases receivable
    Costs of energy savings cash sales type projects                      134,968        203,965
    Pension liability
    Amortization of deferred revenues
    Collections of prin port of project notes and leases receivable    16,050                        38,583        110,512
    Undistributed Equity earnings of subsidiaries
    Other - net                                                                       35,602        (90,623)       (39,412)
Net Changes to Working Capital:
    Accounts receivable                                                13,917        (35,602)       (32,299)       482,125
    Materials and supplies
    Accounts payable                                                 (196,486)       (29,416)        80,487        188,043
    Accrued taxes
    Accrued interest
    Other - net                                                           123        (22,318)        (8,988)         6,600
    Net Cash Provided from (Used in) Operating Activities            (113,979)       (51,734)       446,428      1,329,864
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings projects           202,740         82,325       (181,376)       (53,627)
    Collections on financing notes and leases receivable
    Proceeds from sale of Assets
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing Activities            202,740         82,325       (181,376)       (53,627)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
             Premium on reacquisition and financing expenses
         Dividends declared
      Capital contribution - EUA
      Partner's contribution(withdrawal)                                             (30,591)      (550,000)      (550,000)
     Net increase (decrease) in short-term debt
     Net Cash Provided from (Used in) Financing Activities                           (30,591)      (550,000)      (550,000)
NET (DECREASE) INCREASE IN CASH                                        88,761                      (284,948)       726,237
Cash and temporary cash investments at beginning of year               89,182         52,909        561,381        410,140
Cash and temporary cash investments at end of year                   $177,943        $52,909       $276,433     $1,136,377
Cash paid during the year for:
       Interest (net of amounts capitalized)
       Income Taxes
Conversion of investments in energy savings projects
       to notes and leases receivable
( ) Denotes contra




Business Line                           Project Equipment
                                        in Service                Revenues
                                        as of 3/31/99             as of 3/31/99
Demand Side Mgmt./Energy Mgmt. Services    $89,438                $7,889

Manufacturing and Fabrication                                      1,599

Consulting                                                            33

TOTAL                                      $89,438                $9,521


Geographic Location                     Project Equipment
                                        in Service              Revenues
                                        as of 3/31/99           as of 3/31/99
New England / New York Region           $58,135                   $6,691

United States excluding New England      31,303                    2,830
and New York

Canada

All areas of the world excluding the
U.S. and Canada                         $89,438                  $9,521
TOTAL